Exhibit 99.1

MEDIA RELEASE

September 1, 2022

TELUS completes C$2.3 billion acquisition of LifeWorks setting a new course for employer-focused healthcare

Successful acquisition expands the global footprint of TELUS Health, now covering corporate clients in more than 160 countries and 50 million lives worldwide

VANCOUVER, TORONTO – TELUS Corporation ("TELUS") (TSX: T; NYSE: TU) today announced the completion of the previously disclosed acquisition by way of a plan of arrangement (the "Transaction") of LifeWorks Inc. ("LifeWorks") (TSX: LWRK), a world leader in providing digital and in-person solutions that support the total wellbeing of individuals – mental, physical, financial and social, solidifying TELUS Health as one of the largest companies providing digital-first health and wellness services and solutions that empower individuals to live their healthiest lives. TELUS Health is now positioned to support corporate clients across more than 160 countries and covering more than 50 million lives and growing worldwide.

“Today marks another exciting step in our TELUS Health journey, as we welcome the talented LifeWorks team, and the 36 million employees and family members of our business customers who they support, into our TELUS Health family,” said Darren Entwistle, President and CEO of TELUS. “As one of the largest health technology companies globally, our newly expanded TELUS Health organisation will provide employers across the globe with world-leading digital health and wellness solutions for their employees that are convenient, innovative and highly effective. Indeed, through the skill of our combined 10,000 team members and 30,000 independent health practitioners, and leveraging the combination of TELUS’ strong digital and data analytics capabilities with our client service excellence, we will dramatically improve remedial, preventative and mental health outcomes. In turn, this will support the well-being of over 50 million individuals and growing around the world. Importantly, LifeWorks’ domestic and global operations will be bolstered by our TELUS International team through their proven expertise in digital transformation and client service excellence. Moreover, we have an important opportunity to leverage our expansive TELUS and TELUS International footprint and client base spanning 32 countries, as well as the tremendous skill of our 70,000 international team members, to amplify the distribution reach, effectiveness and efficiency of our digital health services on a global basis. I look forward to the incredible opportunities before us to progress our goal of leveraging our globally leading technology, in combination with our social purpose-driven, client-centric culture and brand, to create better health experiences across the entire health and wellness ecosystem.”

Benefits of the transaction:

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Establishes a compelling offering for employers to provide the best wellness experience for their employees in order to enhance talent acquisition and retention, while improving their business performance

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Provides complementary end-to-end solutions supported by TELUS’ robust infrastructure of leading networks and best-in-class customer experience, including TELUS International’s proven expertise in digital transformation and client service excellence

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Creates a global digital health and wellness leader, providing access to high quality, proactive healthcare and mental wellness for employees by unifying digital-first solutions across the care continuum

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Enables continued innovation and market share growth through the solid financial backing of TELUS, along with significant cross selling synergies between our respective organizations, including TELUS International

Given the timing of the transaction relative to TELUS’ September 30th quarter-end, the financial impact on third quarter results is not expected to be material. TELUS will provide an update on the annual impact with the release of its third quarter financial and operational results in November.

TELUS Health’s Chief Operating Officer, Michael Dingle, will oversee the transition and lead the integration of LifeWorks into the TELUS Health family. Michael’s deep industry expertise and proven track record of creating team, client and shareholder value will ensure the smooth transition of LifeWorks team members and clients.

“TELUS Health and LifeWorks will work closely together to define the strategy and plan to thoughtfully integrate the teams with minimal disruption to internal and external stakeholders,” said Michael Dingle. “We are excited to come together as one team as we begin this journey to raise the bar on employee health and wellness for organizations around the world.”

With the completion of the transaction, LifeWorks has become a wholly owned subsidiary of TELUS, and will continue to execute on its growth strategy, amplified by TELUS Health’s existing suite of advanced digital health technologies. LifeWorks brings world leading digital and in-person solutions that support the total wellbeing of individuals – mental, physical, financial and social. Also a trusted leader in mental health and wellbeing, LifeWorks delivers a personalized continuum of care that helps clients improve the lives of their people and by doing so, improves their business. As a part of the TELUS family, and by combining strengths with TELUS Health, together all clients globally have an opportunity to improve the wellbeing of their people, improve workforce engagement and productivity, which in turn improves the performance of their organizations.

"We are excited to be joining the TELUS Health team to further advance our market-leading health and wellness offerings on a global scale to better serve our clients and their people," said Stephen Liptrap, President and CEO of LifeWorks. "Combining our international client relationships with TELUS' proven expertise in digital transformation and service excellence will unlock significant cross-selling opportunities and deliver value to all stakeholders."

Pursuant to the Transaction, TELUS has acquired all of the issued and outstanding common shares of LifeWorks for C$33.00 per LifeWorks common share, representing total consideration of approximately C$2.3 billion, in addition to the assumption of net debt of approximately C$600 million. The aggregate consideration payable under the Transaction was paid approximately C$1.033 billion in cash and through the issuance of approximately 33.3 million TELUS common shares. The TELUS common shares issued to LifeWorks common shareholders in connection with the Transaction were issued based on a reference price of $31.01 per TELUS common share, representing the volume weighted average price of the TELUS common shares for the 20 trading days ending June 14, 2022. Full details of the Transaction are set out in the management information circular of LifeWorks dated July 6, 2022, a copy of which can be found under LifeWorks' profile on SEDAR at www.sedar.com.

Results of Consideration Elections

Under the terms of the Transaction, LifeWorks common shareholders had the right to elect to receive either (i) $33.00 in cash (the "Cash Consideration") or (ii) 1.06420 common share of TELUS for each LifeWorks common share held (the "Share Consideration"), subject in each case to proration, such that the aggregate consideration paid to LifeWorks common shareholders consisted of 50 per cent in cash and 50 per cent in TELUS common shares or (iii) $16.50 in cash and 0.53210 common share of TELUS for each LifeWorks common share held (the "Combination Consideration").

The results of the elections received from LifeWorks common shareholders (excluding in respect of the LifeWorks common shares held by TELUS and its subsidiaries) prior to the election deadline of July 29, 2022 at 5:00 p.m. ET are as follows:

●	Shareholders representing 33,728,710 LifeWorks common shares elected to receive the per-share Cash Consideration;
●	Shareholders representing 5,400,669 LifeWorks common shares elected to receive the per-share Share Consideration; and
●	Shareholders representing 23,531,828 LifeWorks common shares elected or were deemed to have elected the per-share Combination Consideration.

Since the aggregate number of LifeWorks common shares in respect of which LifeWorks common shareholders have elected to receive the per share Cash Consideration exceeds the Aggregate Cash Consideration (as defined in the Arrangement Agreement dated as of June 15, 2022 by and between TELUS and LifeWorks), holders of LifeWorks common shares who elected to receive the per share Cash Consideration will be subject to proration in the manner described in the management information circular of LifeWorks dated July 6, 2022, a copy of which can be found under LifeWorks' profile on SEDAR at www.sedar.com. Such proration will result in a consideration per LifeWorks common share of approximately C$19.14 in cash and approximately 0.4469 TELUS common share. LifeWorks common shareholders having elected the per share Share Consideration, and LifeWorks common shareholders having elected or being deemed to have elected to receive the per share Combination Consideration, will not be subject to proration.

No fractional TELUS shares will be issued pursuant to the Transaction and therefore the consideration received by any individual shareholder may be subject to adjustment according to the provisions for cash in lieu of fractional shares described in the management information circular of LifeWorks dated July 6, 2022.

Early Warning Reporting

Immediately prior to the effective date of the Transaction, TELUS and its subsidiaries owned an aggregate of 6,855,655 common shares of LifeWorks, representing approximately 9.86% of the outstanding common shares of LifeWorks at such time. Under the terms of the Transaction, TELUS acquired each of the issued and outstanding common shares of LifeWorks (other than those held by TELUS and its subsidiaries). The LifeWorks common shares were acquired pursuant to the Transaction, in exchange for the consideration described above.

A copy of the early warning report of TELUS in connection with the acquisition of the LifeWorks common shares will be filed under LifeWorks's profile on SEDAR. The address of LifeWorks is 895 Don Mills Road, Suite 700 One Morneau Shepell Centre, Toronto, Ontario, M3C 1W3, and the address of TELUS Corporation is 510 W. Georgia St. 23rd Floor Vancouver, British Columbia V6B 0M3.

Delisting of LifeWorks Common Shares

The common shares of LifeWorks are expected to be delisted shortly from the Toronto Stock Exchange and LifeWorks intends to apply to cease to be a reporting issuer under applicable Canadian securities laws.

About TELUS Corporation
TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with $17 billion in annual revenue and 17 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. Our social purpose is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty.  The numerous, sustained accolades TELUS has earned over the years from independent, industry-leading network insight firms showcase the strength and speed of TELUS’ global-leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better.

TELUS Health is Canada’s leader in digital health technology, improving access to health and wellness services and revolutionizing the flow of health information across the continuum of care. TELUS Agriculture & Consumer Goods is a global technology provider of innovative data insights and digital solutions, creating a unified, trusted and sustainable value chain. TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands across high-growth industry verticals, including tech and games, communications and media and ecommerce and FinTech. TELUS and TELUS International operate in 28 countries around the world.

Driven by our determination and vision to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS, our team members and retirees to contribute more than $900 million, in cash, in-kind contributions, time and programs, and 1.8 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world. Together, let’s make the future friendly.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

Forward Looking Statements

This news release contains statements about future events and plans at TELUS (the Company) that are forward-looking which include, without limitation, statements relating to the Transaction; the attractiveness of the Transaction from a financial perspective; the strength, complementarity and compatibility of LifeWorks’ business with TELUS’ existing business and teams; the anticipated strategic, financial and other benefits of the Transaction, including corporate, operational, scale, cross-selling opportunities and other synergies and their impact on TELUS’ future growth, results of operations, performance, business, prospects, leverage, market positioning and opportunities. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including, without limitation, assumptions regarding: the realization of the expected strategic, financial and other benefits, cross-selling opportunities and synergies of the Transaction in the timeframe anticipated; economic and political environments and industry conditions; TELUS’ ability to retain and attract new business, drive significant cross selling opportunities between the respective organizations, including TELUS International, and achieve other synergies and leadership arising from successful integration plans relating to the Transaction; TELUS’ ability to otherwise complete the integration of the business acquired within anticipated time periods and at expected cost levels; the accuracy and completeness of public and other disclosure (including financial disclosure) by LifeWorks; absence of significant undisclosed costs or liabilities associated with the Transaction; TELUS’ ability to attract and retain key employees in connection with the Transaction; the maintenance of TELUS’ investment grade credit rating; as well as management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the Transaction and resulting impact on growth and accretion in various financial metrics. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from our expectations expressed in or implied by the forward-looking statements.

There is significant risk that the forward-looking statements in this news release will not prove to be accurate, including risks and uncertainties relating to the following: the integration of LifeWorks; TELUS’ dependence on key employees and the loss of certain key personnel of LifeWorks; the possible failure to realize, in the timeframe anticipated or at all, the anticipated strategic, financial and other benefits and synergies of the Transaction; increased indebtedness; transitional risk; potential undisclosed costs or liabilities associated with the Transaction; the reliance on information provided by, and assumptions, judgments and allocations made by, LifeWorks; and change of control and other similar provisions and fees. Readers are cautioned not to place undue reliance on forward-looking statements. The forward-looking statements contained in this news release describe the Company’s expectations at the date of this news release and, accordingly, are subject to change after such date. This cautionary statement qualifies all of the forward-looking statements in this document.

Media contact:
TELUS Public Relations
Jill Yetman
jill.yetman@telus.com